Exhibit 2.1



                        ASSET SALE AND PURCHASE AGREEMENT

                                 by and between

1. Dialog4 System Engineering GmbH, a German corporation, legally represented by its Managing Director Berthold Burkhardtsmaier, Monreposstrasse 55, 71634 Ludwigsburg / Germany

                                                     - hereinafter  "Dialog4" -

2.  Berthold Burkhardtsmaier
    Happenbacher Str. 57
    74199 Untergruppenbach / Germany


3.  Cornelia Burkhardtsmaier
    Happenbacher Str. 57
    74199 Untergruppenbach / Germany


4.  Friedrich Maier
    Weikersberg Str. 71
    89551 Konigsbronn / Germany


- each of Berthold Burkhardtsmaier, Cornelia Burkhardtsmaier, and Friedrich Maier individually hereinafter "Shareholder" and, jointly, the "Shareholders" -


                                       and


5. CRL Systems, Inc., a Nevada Corporation, with its principal place of business at 1525 Alvarado Street, San Leandro, CA 94577, USA

                                                           - hereinafter "CS" -

                                       and

6. Circuit Research Labs, Inc. an Arizona Corporation, with its legal domicile at 2522 West Geneva, Tempe, Arizona 85282, USA

                                                    - hereinafter "Guarantor" -


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                                     - II -


- each of Dialog4, CS, the Guarantor and each Shareholder individually hereinafter "Party" and, jointly, the "Parties" -


concerning the acquisition of Dialog4's business.


                              Dated January 1, 2002
















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                             TABLE OF CONTENTS


       Article 1 Sales and Purchase of Assets .......................... 2

       Article 2 Assumption of Employment Agreements ................... 4

       Article 3 Assumption of other Agreements and Liabilities ........ 6

       Article 4 Purchase Price and Security ........................... 8

       Article 5 Closing, Transfer of Title to the Sold Assets;
                 Conduct of Business until the Closing Date ........... 10

       Article 6 Representations and Warranties by Dialog4 ............ 11

       Article 7 Representations and Warranties by CS ................. 19

       Article 8 Breach of Representations and Warranties ............. 20

       Article 9 General Limitation of Claims ......................... 22

       Article 10 Non-Competition ..................................... 22

       Article 11 Further Covenants ................................... 23

       Article 12 Costs and Taxes, Tax Indemnification by Dialog4 ..... 25

       Article 13 Product Liability ................................... 25

       Article 14 Miscellaneous ....................................... 25

                                    Preamble:


A. Dialog4 is engaging exclusively in the business (the "Business") of developing, manufacturing or causing the manufacture of, and marketing of audio products, including Codecs (hereinafter referred to as the "Products"). The Products are listed in Schedule 1 hereto (which shall, however, not have the effect of excluding any Products that are by mistake not listed therein).

B. The Business is carried out at Dialog4's leased facilities located at Monreposstrasse 56, 71634 Ludwigsburg, Germany (hereinafter "Dialog4's Premises");

C. Dialog4 desires to sell to CS and CS desires to purchase from Dialog4 all of the assets used in connection with the Business except as specified in this Agreement, including all rights relating to the Products.

    To induce CS to enter into and consummate this Agreement, Dialog4 and each of its shareholders Berthold Burkhardtsmaier, Connie Burkhardtsmaier and Friedrich Maier shall enter into a non-competition agreement with CS and Dialog4 also shall make certain representations and warranties to CS.

D. All amounts set forth in this Agreement shall be in US$. This Agreement may be translated into German but the only valid Agreement shall be in the English language, and in the event of any conflict between the German translation and the English original, the terms of the English version shall govern.

E. The Shareholders are the only shareholder of Dialog4 and the legal and beneficial owners of all shares in Dialog4. The Shareholders shall not be sellers of the Business, shall not guarantee any of the obligations of Dialog4 under this Agreement and shall have certain specified obligations as expressly set forth under this Agreement only.

F. The Guarantor shall not be the purchaser of the Business but shall guarantee certain specified obligations of CS under this Agreement as expressly set forth in this Agreement.

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                                      - 2 -


                                   AGREEMENT:


In consideration of the foregoing, the Parties agree as follows:


                                    Article 1
                          Sales and Purchase of Assets


1.1 With economic effect as of January 1, 2002, 00.00 hrs. (hereinafter also referred to as the "Closing Date"), Dialog4 sells to CS all assets pertaining to the Business unless such assets are excluded from the sale pursuant to Article 1.2 hereunder (hereinafter referred to as the "Sold Assets"):

     a) All tangible assets ("Sachanlagen") pursuant to Section 266 (2) A II German Commercial Code ("Handelsgesetzbuch, HGB") of Dialog4 (hereinafter referred to as "Tangibles"), in particular the tangible assets which are regularly located on Dialog4's Premises consisting of technical equipment and machines and other equipment, including, the tangible assets listed in the attached Schedule 2;

    b) the entire inventory ("Vorrate") pursuant to Section 266 (2) B I HGB of raw materials, auxiliary materials and supplies, unfinished goods and work in progress of Dialog4 as of the Closing Date (hereinafter being referred to as "Inventory"), including the inventory as listed on the Closing Date in Schedule 3;

    c)   all intangible assets ("immaterielle Vermogensgegenstande") pursuant to
         Section 266 (2) A I HGB pertaining to the Business (hereinafter referred to as "Intangibles"), including:

         aa) All software and software applications, hardware, layouts, electronic boards, all designs, methods, specifications, test data, operational information, technical engineering, source of supply, manufacturing information, and the like (whether or not protected by copy rights or industrial property rights) and all technical drawings, documents, lists of parts and equipment, test and research reports and other documents if, and to the extent, they are owned on the Closing Date by Dialog4, in particular those listed in the attached Schedule 4;

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                                      - 3 -


         bb) all patents, design patents, utility patents, trademarks, trade names and all respective applications thereof if, and to the extent they are owned on the Closing Date by Dialog4, in particular those listed in the attached Schedule 5;

         cc) the customer lists and marketing information of the Business, in particular those listed in the attached Schedule 6;

         dd) the list of preferred and approved suppliers as listed in the attached Schedule 7;

         ee) the rights and obligations under the following agreements:

             (i)   Distributorship Agreements as listed in the attached
                   Schedule 8;

             (ii)  Research and Development Agreements as listed in the attached
                   Schedule 9;

             (iii) Supplier Agreements as listed in the attached Schedule 10;

             (iv) Other Agreements, e.g. office lease, other lease agreements, insurance agreements, consultancy agreements, contracts with outside cleaning staff as listed in the attached Schedule 11;

             (v)   Customer Orders as listed in the attached Schedule 12;

    d) claims under explicit or implied warranties ("Gewahrleistung") or representations ("Zusicherungen") made by third parties, with respect to the Sold Assets, if, and to the extent, they may legally be assigned to CS;

    e) any documents relating to the Business and/or the Sold Assets (including warranty documentation, manuals, instruction books, drawings etc.), excluding financial books and such documents which Dialog4 is bound to retain by law (in particular under Section 257 HGB and Section 147 of the German Fiscal Code "Abgabenordnung")) (the "Retained Documents"), however, CS may reasonably require copies of such Retained Documents.

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                                      - 4 -


1.2  The following assets shall be excluded from the sale hereunder:

     a) All financial assets ("Finanzanlagen") pursuant to Section 266 (2) A III HGB;

     b) the accounts receivable ("Forderungen") pursuant to Section 266 (2) B II No.1-3 HGB against clients or any other third parties of the Business, as existing on the Closing Date, provided that the respective invoices have been issued and dispatched by Dialog4 prior to the Closing Date;

     c)  the receivables listed in Schedule 13;

     d) all cheques, the entire cash, all balances on accounts with banks or other credit institutions;

     e) the assets which are located on Dialog4's Premises which are (i) in the private property of Dialog4's shareholders or owned by third parties and (ii) listed in the attached Schedule 14;

     f) the company name "Dialog4 System Engineering" and the trade name "Dialog4" as protected under Articles 5 and 15 of the German Trademark Act ("Markengesetz"), provided however, that CS shall be entitled to use the trade name "Dialog4" pursuant to Article 11.4.

1.3 Unless specified otherwise herein and in Exhibit A, the title ("Eigentum") risks ("Gefahren"), benefits ("Nutzungen") and charges ("Lasten") relating to the Sold Assets shall pass to CS at the Closing Date.


                                    Article 2
                       Assumption of Employment Agreements

2.1 The parties are aware that the employment agreements with all employees of Dialog4 who, at the Closing Date, are employed in the Business, including, without limitation, the employees listed in the attached Schedule 15, will be transferred, subject to non-objection by the individual employee, to CS by

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                                      - 5 -


     operation of law (Section 613 a) of the German Civil Code (Burgerliches Gesetzbuch, BGB)). Should one or several employees object to a transfer of their employment agreements to CS, CS shall indemnify and hold Dialog4 harmless ("freistellen") from 50% of all payment obligations resulting from such employment agreements and their termination, but such obligation of CS shall be limited in total to an amount of US$ 10,000.00.

2.2 The Parties agree that on the Closing Date CS shall assume the employees listed in the attached Schedule 15 ("Transferred Employees"). Dialog4 shall indemnify ("freistellen") CS against all claims in connection with Transferred Employees and of Transferred Employees that relate to periods prior to the Closing Date. This shall apply in particular on a pro rata temporis basis to any claims of Transferred Employees to salary, Christmas bonus, holiday money or any other payments pertaining to their employment up to the Closing Date which are not yet due and payable on the Closing Date and any tax and social security liabilities in connection therewith. Should CS not wish to assume employment agreements with Transferred Employees and should CS therefore, prior to or following the Closing Date, terminate the employment relationship with these employees or with one of these employees, it is expressly agreed that Dialog4 shall not be held liable for any salary, indemnification or other costs to be paid by CS to these employees as a result from such termination.

2.3 Dialog4 shall indemnify ("freistellen") CS against all claims of employees of Dialog4 which are not listed in the attached Schedule 15 ("Non-Transferred Employees") regardless of whether CS assumes these employees pursuant to Section 613 BGB on the Closing Date. Dialog4 shall reimburse CS for all costs incurred in repelling justified and unjustified claims of Non-Transferred Employees as well as any other costs which incurred in connection with Non-Transferred Employees. If any employment agreement with a Non-Transferred Employee is transferred to CS, CS shall have the right to terminate such employment agreement and, in such case, Dialog4 shall reimburse CS (i) for all required costs in respect of severance payments, statutory legal fees and court cost incurred by CS in connection with the termination of such employment agreement, (ii) for wages and salaries to be paid until the termination of the employment agreement and (iii) any tax and social security contributions in connection therewith.

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                                      - 6 -


2.4 CS and Berthold Burkhardtsmaier undertake to enter into an employment agreement, under which Berthold Burkhardtsmaier shall be given an appropriate senior management position with CS, the Guarantor or ORBAN INC. for a minimum term of 4 (four) years following the Closing Date in accordance with the format of the Exhibit B hereof. Such employment agreement shall be signed and executed at the Closing.


                                    Article 3
                 Assumption of other Agreements and Liabilities

3.1 As of the Closing Date, CS shall assume the Business related agreements or commitments of Dialog4 which are listed in the above Schedules 8, 9, 10, 11, 12 (the "Agreements").

3.2 Upon request of either party, Dialog4 and CS shall, without undue delay, jointly request the respective third party to the Agreements to be assumed by CS pursuant to Article 3.1 to give its consent to the assumption thereof by CS. If such consent cannot be obtained or can be obtained only under conditions which are disadvantageous for CS, the parties shall inform each other without undue delay. In such case, Dialog4 and CS shall agree on an internal solution under which the economic benefit and the economic burden of the respective Agreement is transferred to CS, in particular, to the extent legally possible, CS shall perform the respective Agreement on behalf of Dialog4, however, on its own account. Should any other party to the Agreements refuse to provide its unconditional consent to the assumption of the respective Agreement by CS, Dialog4 shall compensate and indemnify ("freistellen") CS from 50% of all damages and obligations resulting therefrom.

3.3 CS shall further assume the Patent and Software License Agreement with Thomson Consumer Electronic Sales GmbH, Hannover, which is attached in the
     Schedule 16 hereto. CS is informed that this Agreement covers an essential part of the Business, but has not yet been signed and executed.

3.4 "Assumed Liabilities" shall mean liabilities or obligations of Dialog4 valid on the Closing Date

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                                      - 7 -


     a) as contained in the Agreements listed in the above Schedules 8, 9, 10, 11, 12, in particular the office leases and equipment leases, provided,

         (i) with respect to liabilities and obligations under the Research and Development Agreements listed in Schedule 9 and the Supplier Agreements listed in Schedule 10 that these agreements have not yet been completely performed by the respective other parties to these agreements prior to the Closing Date and, provided further, that the invoices for these liabilities and obligations will be received on or after the Closing Date and, provided additionally, that the products or services represented by such invoices are still in the possession of Dialog4 at the Closing Date and are sold and transferred to CS under this Agreement.

         (ii) with respect to all other agreements that such liabilities or obligations relate to the time period after the Closing Date and, provided further, that these liabilities or obligations will become due and payable ("fallig") on or after the Closing Date.

     b)  such other liabilities which CS may agree to assume as set forth in
         Schedule 17; in particular regarding Hummel electronic.

     c) claims under explicit or implied warranties ("Gewahrleistungen") or representations ("Zusicherungen") made by Dialog4 with respect to Products sold prior to the Closing Date, and CS shall hold Dialog4 free and harmless from any such claims.

3.5 Irrespective of the assignment of an Agreement, Dialog4 shall indemnify ("freistellen") CS against all liabilities and obligations arising from any of the Agreement insofar as they (i) relate to the period of time preceding the Closing Date and (ii) are not taken over by CS by virtue of this Agreement, in particular under Article 3.4 a) i) above.

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                                      - 8 -


                                    Article 4
                           Purchase Price and Security

4.1 The total purchase price to be paid by CS for the Sold Assets ("Purchase Price") shall be US$ 2,000,000.00.

4.2  The Purchase Price shall be payable as follows:

     a) US$ 750,000.00 payable in cash or immediately available funds to be remitted at closing to Dialog4's bank account (Volksbank Heidenheim, BLZ 632 901 10, Account No.: [ACCOUNT NO. OMITTED]) as follows:
         US$ 75,000.00 at Closing, and subsequent installments of US$ 75,000.00 on the first of each following month until paid in full; and

     b) US$ 1,250,000.00 payable at Closing by the issuance of sufficient common stock of the Guarantor (the "Purchase Price Stock") to Dialog4 at a value per share equal to the average closing price of common stock of the Guarantor on the NASDAQ bulletin board for the thirty trading days immediately prior the Closing Date to equal US$ 1,250,000.00 total. Purchase Price Stock shall be issued pursuant to an exemption from the requirement of US securities laws for registration thereof, and shall not be registered upon issue.

     c) Dialog4 and CS assume that the transactions contemplated hereunder have to be qualified as the transfer of a whole business and therefore as nontaxable under applicable German Turnover Tax Law ("Umsatzsteuergesetz"). In case the transaction is not qualified as non-taxable under German Turnover Tax Law in whole or in part by the tax authorities, any German VAT that may become due shall be paid by CS in addition to the Purchase Price against delivery of an invoice in compliance with applicable laws and regulations (the "Invoice"). The payment shall become due until the 10th of the second month after the month in which the Invoice was handed over to CS.

4.3 The Purchase Price shall be allocated as set forth on the attached Schedule l8.

4.4 The unpaid balances of the Purchase Price from time to time shall be secured by retention of title ("Eigentumsvorbehalt") by Dialog4 to the Tangibles and

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                                      - 9 -


     Inventory which are sold by Dialog4 under this Agreement and by collateral transfer of title to such assets acquired by CS after the Closing for use in the Business (as currently conducted by Dialog4) in replacement of or in addition to Tangibles and Inventories ("Sicherungsubereignung"), provided such assets are located at Dialog4's Premises. Such retention and collateral transfer of title shall not restrict or prevent CS from the sale of inventory in the ordinary course of business. At Closing, CS shall execute the security agreement attached as Exhibit A.

4.5 Notwithstanding CS's right to use the Intangibles under this Agreement, the sale and assignment of the Intangibles as defined under Article 1.1 and listed in Schedule 4 shall be subject to the condition precedent that CS has fully paid the Purchase Price in accordance with Article 4.2 above and Dialog4 shall, until such date, retain title to such assets ("Eigentumsvorbehalt").

4.6 Dialog4 shall confirm to CS in writing the receipt of the Purchase Price and any of its installments without undue delay after receipt.

4.7 Should CS be in default ("Verzug") with more than one installment pursuant to Article 4.2 a) of the Agreement by more than ten (10) working days, Dialog4 may request that the aggregate of the unpaid installments shall fall due immediately and be settled in toto within an appropriate time limit to be set by Dialog4 in writing, such time limit being, however, not shorter than another ten (1O) working days.

     Should CS also fail to meet this deadline, Dialog4 shall have the right to provide notice (the "Warning Notice") to CS stating that Dialog4 will declare rescission of the Agreement in accordance with Sections 346 et seq. German Civil Code ("Rucktritt vom Vertrag"). Should CS fail to perform all outstanding payment obligations vis-a-vis Dialog4 under this Article 4.7 within another then (10) working days after the receipt of the Warning Notice, Dialog4 shall have the right to declare rescission of the Agreement in accordance with Sections 346 et seq. German Civil Code ("Rucktritt vom Vertrag") and to request or take, inter alia, unrestricted and direct possession of the Tangibles and Inventories, as secured hereunder by retention of title and collateral transfer of property, to invoke all its rights pertaining to the Intangibles and to take all and any action appropriate or necessary to have the Agreement completely rescinded. The legal costs of such a rescission shall be born by CS, and Dialog4 shall, at any event, have the right to retain any payment under Article 4.2 lit. a) which Dialog4 received prior to the date of the notice by which Dialog4 declared such rescission (the "Received Payments") up to an amount of US$ 500,000.00 (in words: US Dollar five hundred thousand) as general compensation for its expenses, damages, inconveniences and frustrations incurred in connection with the execution and rescission of the Agreement, provided that Dialog4 assigned to CS or any other person named by CS the Purchase Price Stock.
     In case the Received Payments fall below US$ 500,000.00, Dialog4 shall be entitled to keep such portion of the Purchase Price Stock which has, at the date of the notice by which Dialog4 declared the rescission, a value equal to the shortfall, and shall assign to CS or any other person named by CS the remainder of the Purchase Price Stock only. In case the Received Payments exceed US$ 500,000.00, Dialog4 shall pay back the excess to CS.


                                    Article 5
                 Closing, Transfer of Title to the Sold Assets;
                   Conduct of Business until the Closing Date

5.1 The "Closing" shall be the consummation of the sale and purchase of the Sold Assets as evidenced by the Parties having executed a declaration stating that Closing occurred (the "Closing Declaration").

     The Closing shall occur on [ [, 2001 or such earlier or later date as Dialog4 and CS agree upon and shall take place in Dialog4's premises in Ludwigsburg, Germany.

5.2 At the Closing the Parties shall take all actions necessary to consummate the transactions contemplated under this Agreement. All actions to be taken at the Closing shall be deemed to have been taken contemporaneously provided, however, that any party may perform all or part of its obligations prior to the Closing.

5.3 At the Closing CS shall pay the Purchase Price in accordance with Article 4 above.

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                                     - 11 -


5.4 Under the condition precedent ("aufschiebende Bedingung") that Closing occurs, the Parties hereby agree as follows:

     a) Dialog4 and CS agree that title to the Sold Assets and expectant rights ("Anwartschaftsrechte") with respect to the Sold Assets shall transfer to CS, subject to the retention of title agreement
         ("Eigentumsvorbehalt") under Articles 4.4 and 4.5 of this Agreement.

         Dialog4 assigns to CS all claims for return ("Herausgabeanspruche") of such Sold Assets which are at the Closing Date in the possession of third parties; CS hereby accepts such assignment. To the extent the Sold Assets are not delivered to CS at the Closing Date, Dialog4 hereby undertakes to keep the Sold Assets for CS without charge and on a fiduciary basis until such delivery. Furthermore, Dialog4 assigns to CS all its expectant claims ("Anwartschaftsrechte") with respect to the Sold Assets, and CS hereby accepts such assignment.

     b) Dialog4 assigns to CS all rights under the Agreements. CS accepts such assignment.

     c)  CS assumes the Assumed Liabilities.

5.5 Dialog4 shall between the date hereof and the Closing Date conduct the Business in the ordinary course, consistent with past practice, except as agreed in advance by CS. In particular, Dialog4 shall use its best efforts to preserve Dialog4 and the Business, comply with all statutory and contractual obligations and exercise best efforts to maintain the Sold Assets and the commercial relationships of Dialog4. Dialog4 shall immediately inform CS of any facts and developments which might have a material effect (adverse or otherwise) on Dialog4 or the Business.


                                    Article 6
                    Representations and Warranties by Dialog4

Dialog4 represents and warrants to CS by way of an independent guarantee ("selbstandiges Garantieversprechen") as of the date hereof and as of the Closing Date the following:

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                                     - 12 -


6.1  Legal matters

     a) Dialog4 has the corporate power and authority to sell the Sold Assets and to enter into this Agreement. All corporate actions which are necessary for a sale of the Sold Assets have been taken and all corporate actions which are necessary for a transfer to the Sold Assets have been taken or will be taken prior to the Closing Date.

     b) Dialog4 is (neither under a commercial law perspective nor under an insolvency law perspective) overindebted ("uberschuldet") or insolvent ("zahlungsunfahig") and, to the best knowledge of Dialog4, no such situation is threatening. No petition to initiate insolvency proceedings over the assets of Dialog4 has been filed and, to the best knowledge of Dialog4, no such petition is threatening. Neither the Shareholders of Dialog4 nor any other competent body have resolved to dissolve Dialog4.

     c) Dialog4 is, as of the Closing Date, the sole legal and economical owner of the Sold Assets (other than the Sold Assets listed in Schedules 5-12 which by its nature are not subject to any ownership rights) free of any third party rights except as otherwise provided in this Agreement or for retention of title agreements ("Eigentumsvorbehalte") created in the ordinary course of the business.


6.2  Financial statements, Conduct of Business

     Dialog4 has previously furnished to CS copies of its balance sheet as of December 31, 2000 and the related profit and loss statement for the period then ended, as well as an unaudited profit and loss statement for the six months ended June 30, 2001 (hereinafter collectively referred to as the "Financial Statements"). These Financial Statements have been prepared in accordance with the statutory provisions of the German Commercial Code ("HGB") and the German generally accepted accounting principles ("Grundsatze ordnungsgemasser Buchfuhrung und Bilanzierung, GoB") and are, insofar as they relate to the Business, correct and complete in all material respects (i.e. deviations from the true figures do not exceed 5%) as of the dates and for the periods therein set forth, and present a true and fair view of the net worth financial position and earnings position

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                                     - 13 -


     ("Vermogens-, Finanz- und Ertragslage") of the Business as of the dates and for the period therein set forth. Since December 31, 2000 the Business has been conducted in the ordinary course with the due care of a prudent businessman and no events, conditions of circumstances have occurred which alone or together have had or will have a material adverse effect on the Business or the Sold Assets. In particular,

     a)  the content and the scope of the Business have not materially changed;

     b) no agreement which is material for the Business has been terminated or amended to the detriment of the Business;

     c) no assets of the Business of material importance have been damaged, destroyed or sold;

     d) no encumbrances with respect to all or a part of the Sold Assets have been created, except for encumbrances created in the ordinary course of business.

6.3  Know-how and industrial and intellectual property rights

     Dialog4 has the right to use all unpatented know-how pertaining to the Business, and to use the customer list. To the best knowledge of Dialog4, the Intangibles do not infringe industrial and intellectual property rights of third parties and none of the Intangibles is currently being infringed by any third party. Upon consummation of the transfer provided herein, Dialog4 will have validly assigned or licensed the know-how to CS free and clear of any lien, charge, adverse claim or encumbrance. In implementing this Agreement, Dialog4 will make good faith efforts to turn over to CS all documentation on the know-how. All industrial and intellectual property rights created by the employees of Dialog4 and its managing director(s) in connection with the Business and all employee inventions relating to the Business belong to Dialog4 without any restriction and are sold and transferred to CS under this Agreement free of any rights of the employees or any other third party. Dialog4 has fulfilled all payment obligations vis-a-vis employees entitled to claims therefor.

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                                     - 14 -


6.4  Tangibles and Inventory

     a) Dialog4 has good and marketable title to the Tangibles and to the Inventory except for customary title retention ("Eigentumsvorbehalt") by sellers in the ordinary course of business. In those cases, Dialog4 shall take the necessary steps in the ordinary course of its Business to allow for title to pass to CS;

     b) the Tangibles and the Inventory are in an orderly and usable operating condition (except for ordinary wear and tear) and have been properly and regularly repaired and serviced;

     c) Inventory which does not meet Dialog4's own specifications does not exceed US$ 25,000.00 (at Dialog4's book value).

6.5  Litigation

     CS is informed about the disputes pertaining to the agreements with Harvey Nash GmbH, Munich, and with Wolpert Modell & Formenbau GmbH,
     BretzfeldSchwalbach, as described in the attached Schedule 19.

     Except as reported in this Agreement, Dialog4 is, on the date hereof, not involved as plaintiff or defendant or as a joint party in any litigation, regulatory proceedings or governmental investigation, including arbitration proceedings or administrative proceedings, which relate to the Business or the Sold Assets and, to the best knowledge of Dialog4, there is no such litigation or investigation threatened or any claim (including, without being limited to, product liability claims) asserted and, to the best knowledge of Dialog4, there is no basis for any claims not yet asserted or governmental investigations which could, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Business, its prospects, its assets, its condition or its results of operation.

6.6  Agreements

6.6.1 With respect to the Agreements, Dialog4 has made available to CS true and complete copies of each of such Agreements together with all amendments and supplements therefore. To Dialog4's best knowledge, except as set forth in this Agreement and the Schedules hereto:

     a) Neither Dialog4 nor the other parties have materially breached any Agreement or are in default in any material respect under any Agreement; and

     b) each of the said Agreements is in full force and effect pursuant to the terms thereof, enforceable in accordance with its terms against the other parties thereto, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, re-organization, moratorium or other similar laws effecting the rights of creditors generally.

6.6.2 None of the Agreements (as defined in Article 3. 1)

     a) materially hinders Dialog4 or CS (as Party to the Agreement after its assignment) from engaging in substantial parts of the Business or in specific geographical areas;

     b) obliges Dialog4 or CS (as Party to the Agreement after its assignment) to acquire equity interests in or to participate in the formation of other companies, undertakings, associations ("Vereine und Verbande") or other legal entities;

     c) has been concluded between Dialog4 and any Shareholder or any affiliate ("verbundenes Unternehmen") as defined in Sections 15 et seq. German Stock Corporation Act ("Aktiengesetz") or any relative ("Angehorige") as defined in Section 15 German Fiscal Code ("Abgabenordnung").

6.7  Employees

     a)  The information contained in Schedule 15 is correct;

     b) Except as set forth in Schedule 15, no Transferred Employee has indicated to the senior management ("Geschaftsfuhrer" and "Prokurist") of Dialog4 the intention to terminate their employments;

     c) Dialog4 has not given to any of the Transferred Employees any stipulated right (i.e. a right not anyway given under statutory law or otherwise) to receive a severance payment in case of termination of their employment ageements);

     d) Dialog4 has not made or promised pay rises or any other additional remuneration to any of the Transferred Employees, beyond what is set forth in Schedule 15;

     e) Dialog4 has not engaged into pension agreements, including agreements on contributions to capital life insurance, with any of the Transferred Employees;

     f) Dialog4 does not have any works council ("Betriebsrat"). Dialog4 is, on the date hereof, not engaged in any dispute with trade unions, works councils or other employees' organizations and Dialog4 has not concluded works agreements ("Betriebsvereinbarungen") and is not bound by any standard practices ("Betriebliche Ubungen") or collective bargaining agreements ("Tarifvertrage");

     g) Dialog4 has paid all salaries, vacation pays, bonuses and social insurance contributions payable by the Closing Date;

     h) No employee of Dialog4 has informed Dialog4 or any Shareholder that he intends to object to a transfer of its employment agreement to CS and, to the best knowledge of Dialog4, no employee intends or considers such an objection.

6.8  No Impediments

     To the best knowledge of Dialog4, there are no legal impediments, including any environmental or administrative problems, preventing CS from continuing to conduct the Business and developing and producing the Products on Dialog4's Premises. The Sold Assets contain all assets which are necessary to continue the Business as currently conducted.

6.9  No removal of Assets

     Since CS's first visit on Dialog4's premises, Dialog4 has not, except in the ordinary course of the business, removed from the Premises any of the tangible assets which it regularly used in the Business.

6.10 Taxes

     There are no unpaid taxes ("Steuern"), contributions ("Beitrage) and charges ("Gebuhren"), including, without being limited to, corporate income tax ("Korperschaftsteuer"), trade tax ("Gewerbesteuer"), value added tax ("Umsatzsteuer"), wage tax ("Lohnsteuer"), solidarity surcharge ("Solidaritatszuschlag") or other taxes, charges and tax supplements ("steuerliche Nebenleistungen") in terms of Section 3 German Fiscal Code ("Abgabenordnung") as well as social security contributions ("Sozialversicherungsbeitrage") and all other levies based on public law ("Taxes") due and payable by Dialog4 on or before the date of the Closing, for which CS could be held liable, except for Taxes which have been properly protested and which are set forth in the attached Schedule 20.
     In the case that CS is held liable for Taxes due and payable by Dialog4 or Taxes relating to Business and the time period until the Closing Date, it shall be indemnified ("freigestellt") by Dialog4. All required tax returns have been accurately and completely prepared and filed or requests for extension of the respective filing periods for all required tax returns have been filed in time. Dialog4 shall indemnify ("freistellen") CS from any financial obligation of CS, if any, because of the legal succession of CS with respect to the VAT positions pursuant to the German Turnover Tax Law ("Umsatzsteuergesetz") resulting from the transfer of the Business.

6.11 Awareness

     To the extent the statements in this Article 6 are based upon awareness of Dialog4, exclusively the awareness of the members of the senior management of Dialog4 ("Geschaftsfuhrer" and "Prokuristen") shall be relevant.

6.12 Authorizations

     Dialog4 holds and transfers to CS under this Agreement all authorizations ("Genehmigungen") of public authorities which are necessary for the Business as carried on as of the date hereof and as of the Closing Date (the "Authorizations"). All Authorizations are valid and in full force subsisting and the transfer of the Business contemplated in this Agreement will have, to the best knowledge of Dialog4, no effect on the existence, duration and validity of the Authorizations, nor will it result in the cancellation or amendment of the Authorizations. To the best knowledge of Dialog4 there are no facts or circumstances that could give rise to the amendment, cancellation, nonprolongation or non-renewal of the Authorizations. All of the Products have obtained CE-approval and may be distributed and marketed in all countries in which the CE-approval is acknowledged, not, however, in the USA.

6.13 Compliance

     To the best knowledge of Dialog4 and except as set forth in the attached
     Schedule 21, (i) Dialog4 has always complied with all material applicable domestic laws, regulations and other legal requirements, and (ii) there have been in the past two years no investigations, orders or formal decisions of any public authority which have determined that the Business has not been carried on in accordance with all applicable domestic laws, regulations and other legal requirements, and (iii) no inquiries, investigations or proceedings by a governmental authority are pending or have been threatened against Dialog4 which may have a material adverse effect upon the Business. To the best knowledge of Dialog4, there are no outstanding agreements, orders, decrees, judgements of, or consensual arrangements with, or notices, requests or demands from any governmental and/or administrative, regulatory (including self-regulatory) or other authority or body relating to the Business. The statements made in this
     Article 6.13 apply in particular to any environmental matter.

6.14 Insurance

     Schedule 22 lists all insurance policies with respect to the Business effective as of the date hereof indicating the contract parties, the insured risks, the insurance coverage and whether the insurance will be terminated at Closing or whether any notification requirement upon Closing exists. The insurance policies listed in Schedule 22 have been and are in full force and effect, all insurance premiums due thereon have been paid in full when due and no notice of cancellation or termination has been issued or received by Dialog4.

6.15 Full Disclosure

     None of the documents or other relevant information (provided in writing) which have been furnished to CS or any of its representatives or advisors by Dialog4, its representatives or advisors in connection with the preparation and performance of this Agreement (the "Information Provided") is false or contains any relevant misstatement of a material fact or omits any relevant material fact which should have been stated in order to make the statements therein not misleading. The Information Provided represents all information which has to be disclosed by a seller who is acting in good faith. There is no fact known to Dialog4 which adversely affects, or, insofar as Dialog4 can reasonably foresee, will adversly affect the Business, its operations, its earnings, its assets or its liabilities.


                                    Article 7
                      Representations and Warranties by CS

CS represents and warrants to Dialog4 by way of an independent guarantee ("selbstandiges Garantieversprechen") as of the date hereof and as of the Closing Date the following:

7.1  Legal Matters

     CS has the corporate power and authority to buy the Sold Assets and to enter into this Agreement. All corporate actions which are necessary for the Purchase of the Sold Assets have been taken and all corporate actions which are necessary for receiving the Sold Assets have been taken or will be taken prior to the Closing Date.

7.2 CS is required to obtain approval of the transactions contemplated hereby from its principal lender, Harman Acquisition Corp. and will take all reasonable steps to obtain such approval and shall present such approval in writing at the latest two days prior to the Closing Date. If such approval is not presented in good time, neither Dialog4 nor CS shall be required to close this transaction and both Dialog4 and CS may cancel ("aufheben") this Agreement with immediate effect by giving notice in writing to the other Parties. In case of a cancellation of this Agreement pursuant to this Article 7.2, each Party will bear its respective costs incurred in connection with this Agreement, waiving any claims thereunder or under any other agreement with respect to the transactions contemplated by this Agreement against the other Party.

7.3  The Purchase Price Stock which shall be transferred to Dialog4 pursuant to
     Article 4, are free of any and all rights of third parties and are solely subject to the restrictions imposed by applicable law. The Purchase Price Stock has not been registered pursuant to the US Securities Act 1933 as amended. No hedging transactions may be conducted with these Purchase Price Stock, except where such transactions are in accordance with the US Securities Act 1933.

     All of the Purchase Price Stock to be transferred pursuant to Article 4 are shares which are issued in compliance with all applicable regulations, fully paid and exempt from taxes and non-assessable. CS has not undertaken any directed selling efforts as defined in Regulation S with respect to the Purchase Price Stock to be transferred. CS has punctually filed all reports to the SEC necessary for the effective transfer and issue of the Purchase Price Stock under the Securities Exchange Act 1934 and that it will continue to do so in future.

7.4  Financial Information

     All financial information concerning CS disclosed by CS to Dialog4 is - and at Closing will be - true and correct in all material respects.


                                    Article 8
                    Breach of Representations and Warranties

8.1 If a representation and warranty contained in Articles 6 and 7 turns out to be breached, the breaching party shall compensate the other party for the damage (including reasonable legal fees) suffered by it as a result thereof, provided, however, that the party claiming a breach shall inform the other party in writing without undue delay of any alleged breach of a representation and warranty, provided further, that the party claiming a breach shall first of all give the other party the opportunity to remedy the breach of the representation and warranty within a reasonable period of time and provided, further, that the party claiming a breach shall use all reasonable efforts to mitigate the damage suffered by it as a result of a breach of a representation and warranty.

8.2 If a third party ascertains a claim against CS which might lead to a liability of Dialog4 under Article 8.1, CS and Dialog4 shall evaluate the merits of such claim, seek to reach agreement as to, and mutually assist each other in defending such claims. Dialog4 may request CS with respect to any claims of third parties against CS to authorize Dialog4 to take at its own expense any measure with respect to the respective claims, in particular, to reject or accept such claims, enter into negotiations, file remedies and pursue the respective proceedings and enter into settlement agreements reasonably acceptable to CS for and on behalf of CS provided that Dialog4 has acknowledged its obligation to indemnify CS from such claim in writing. In order to enable Dialog4 to properly assess the benefits of the claims raised by the third party and the chances of a litigation, and to proceed with the litigation, CS shall make available all relevant documentation, give all relevant information, grant the right to inspect the relevant documents and allow questioning of the employees of CS.

8.3 Any claims based upon a breach of a representation and warranty shall further be subject to the general limitation of claims pursuant to Article
     9. Any claims based on a breach of Articles 6.1 (Legal Matters), 7.1 (Legal Matters) and 7.3 sentence 1 (Absence of the rights of third parties with respect to the Purchase Price Stock) shall be time-barred 5 (five) years after the Closing Date. Any other claims shall be time-barred ("verjahrt") 18 (eighteen) months after the Closing Date or, in the case that the representation and warranty set forth in Article 6.10 (Taxes) are breached, six months after the tax authority has issued a notice of assessment against CS. The limitation of claims under this Article 8.3 shall be suspended ("gehemmt") for a further period of 3 (three) months (commencing at the end of the aforementioned respective limitation period) if the party from whom compensation is sought receives written notice asserting such claim and a justification of the claim prior to the end of the aforementioned respective limitation period. The notice of claim must set forth a substantiated description of the claim and an estimate of the amount involved.

                                    Article 9
                          General Limitation of Claims

9.1 All explicit or implied representations or warranties which might be given to either CS or Dialog4 under statutory law in addition to those contained in Article 6 and Article 7 are excluded except for claims based upon wilful conduct ("Vorsatz").

9.2 Furthermore, all other and further reaching rights and remedies which might be given to either CS or Dialog4 under statutory law in addition to those contemplated by this Agreement shall be excluded except for claims for specific performance ("Erfullungsanspruche") and except for claims based upon wilful conduct; this applies to all rights and remedies of any legal nature whatsoever (contractual, pre-contractual, tort or otherwise) and especially without, however, limiting the generality of the foregoing to all rights and remedies, which would result in a cancellation of, or rescission from, this Agreement or any right or remedy which would have a similar effect.

9.3 Any claims for money based upon a breach of a representation and warranty may only be asserted if the individual claim exceeds an amount of US$ 5,000.00 and if, in addition, the aggregate amount of such claim exceeds US$ 50,000.00. The aggregate amount of all claims based upon a breach of a representation and warranty by either Dialog4 or CS shall be limited to the Purchase Price.

9.4 If a tax audit of Dialog4 or an audit relating to any other public dues for a period until and including the Closing Date takes place, CS shall assist Dialog4 with information regarding the Business and CS shall allow questioning of CS staff involved with the Business. If this results in excessive costs for CS, the parties shall establish a reasonable costs reimbursement.


                                   Article 10
                                 Non-Competition

10.1 Dialog4 undertakes for a period of 4 (four) years from the Closing Date not to compete, directly or indirectly (e.g. through affiliated companies, joint venture or entities) with CS in the Business as currently conducted within the countries of the European Union and Switzerland, and, in particular, Dialog4 undertakes not to develop, manufacture, distribute or render in such countries any products or services which are of the same kind as, or competitive with, products or services manufactured, distributed or rendered by the Business in the past or at present.

10.2 Each of Berthold Burkhardtsmaier, Connie Burkhardtsmaier and Friedrich Maier undertake for a period of 4 (four) years from the Closing Date not to compete, directly or indirectly (e.g. through affiliated companies, joint ventures or entities) with CS in the Business as currently conducted within the countries of the European Union and Switzerland, and, in particular, each of Berthold Burkhardtsmaier, Connie Burkhardtsmaier and Friedrich Maier undertake not to develop, manufacture, distribute or render in such countries any products or services which are of the same kind as, or competitive with, products or services manufactured, distributed or rendered by the Business in the past or at present or compete with the Business.

10.3 Should the employment agreement concluded between CS and Berthold Burkhardtsmaier be terminated by CS before the expiry of the 4 years period under Article 10.2 above, or should Berthold Burkhardtsmaier terminate this employment agreement for cause, then both Berthold Burkhardtsmaier and Dialog4 shall be released from all and any non-competition obligations under this Article 10.


                                   Article 11
                                Further Covenants

11.1 The parties shall, also after the Closing Date, execute such documents and do such other things and acts as may still be necessary to perform the terms of this Agreement.

11.2 Neither party shall make a press release or similar announcement with respect to the transactions contemplated by this Agreement without the prior written consent of the other party.

11.3 For a period of 4 (four) years after the Closing Date each of Dialog4 and Berthold Burkhardtsmaier shall keep strictly confidential all business, trade and know-how secrets of the Business, except information which
     (i) is or becomes a matter of
     general public knowledge through no fault of Dialog4, or (ii) is rightfully received by Dialog4 from a third party without restrictions of confidentiality, or (iii) is independently developed by Dialog4 as demonstrated by written records, or (iv) information released from confidential status by CS in writing.

11.4 Under the condition precedent ("aufschiebende Bedingung") that Closing occurs, Dialog4 hereby grants CS and its affiliates (as defined in Sections 15 et seq. German Stock Corporation Act ("Aktiengesetz")) in the Business a non-exclusive license to make use of the trade name "Dialog4" on a worldwide basis and free of charge until December 31, 2003 (the "License Expiry Date"), however with the exclusion of any sub-licensing. As from the License Expiry Date, CS and its affiliates shall be entitled to make use of the trade name "Dialog4" only (i) if such use is necessary to perform agreements with third parties concluded prior to the License Expiry Date or (ii) to sell any products manufactured prior to the License Expiry Date.

11.5 The Shareholders guarantee by way of an independent guarantee ("selbstandiges Garantieversprechen") that Dialog4 will continue to be legally existing for a period of not less than 24 (twenty-four) months as from the Closing Date and that within such period of time

     (i) assets of Dialog4 will not be distributed or transferred to the Shareholders or any other future shareholders of Dialog4, if any, and

     (ii) loans given to Dialog4 by the Shareholders or any other future shareholder of Dialog4, if any, will not be repaid by Dialog4.

11.6 The Guarantor guarantees vis-a-vis Dialog4 by way of an independent guarantee ("selbstandiges Garantieversprechen") that CS will perform its obligations under this Agreement, in particular, those laid down under Articles 2, 3 and 4 of this Agreement.

                                   Article 12
                 Costs and Taxes, Tax Indemnification by Dialog4

12.1 Any transfer taxes, fees, stamp duties and charges payable in connection with this Agreement and its implementation shall be born by CS.

12.2 Each Party shall bear the costs of its own advisors.

12.3 Dialog4 shall indemnify ("freistellen") CS against all liability for Taxes with respect to the Business (after having deducted the actual value of future savings in tax payment due to the respective tax assessment) payable to any tax authority or other relevant authority by CS, which relates to the period up to the Closing Date, as well as all penalties, fines or interest payable thereon and costs and expenses reasonably incurred in connection therewith (including, without being limited to, any Taxes in connection with the employment of fictitious self-employed persons ("Scheinselbstandige").


                                   Article 13
                                Product Liability

No Party shall assume any product liability pertaining to Products which were produced and marketed by the other Party.


                                   Article 14
                                  Miscellaneous

14.1 Should any provision of this Agreement, or any provision to be incorporated in the future, be or become invalid or unenforceable, the validity of the other parts or this Agreement shall not be affected hereby. The same applies if this Agreement contains any omissions. In lieu of the invalid or unenforceable provision or in order to complete any omission, a fair provision shall apply which, to the extent legally permissible, come as close as possible to what the Parties had intended or would have intended, according to the spirit and purpose of the Agreement if they had considered the matter at the time this Agreement was executed. The same applies if the provision is invalid because of the stipulated scope of time period.

14.2 This Agreement and its Exhibits and Schedules is subject to the laws of Germany. Terms to which a German translation has been added shall be interpreted throughout the Agreement in the meaning assigned to the German translation. The headings in this Agreement shall not affect the interpretation thereof.

14.3 Amendments and additions to this Agreement are only valid if they have been made in writing or, if notarization is required by law, notarized.

14.4 The list of Exhibits and Schedules in the attached Schedule 23 sets forth all Exhibits and Schedules to this Agreement, each of which shall form a substantial and integral part of this Agreement.

14.5 All disputes arising in connection with this Agreement shall be finally settled under the Rules of Conciliation and Arbitration of the Deutsche Institution fur Schiedsgerichtsbarkeit e.V. (German Institution for Arbitration) by one arbitrator appointed in accordance with such rules.
     The arbitrator shall be eligible for the office of a judge in the Federal Republic of Germany. The place of arbitration shall be Stuttgart, Germany. The language of the arbitration shall be English; a party wishing to produce a document in either German or English shall not be required to produce a translation thereof.

14.6 The attached Schedule 24 sets forth the definitions of the capitalized terms used in this Agreement.

14.7 The Shareholders hereby irrevocably agree to the execution and consummation of this Agreement and the transactions contemplated under this Agreement.

14.8 Any notice or other communication under the Agreement shall be effected in the English language and in writing and shall be delivered personally against confirmation of receipt or sent by "registered mail return receipt requested" or by internationally recognized courier service or transmitted by facsimile (followed by confirmation delivered by "registered mail return receipt requested" or by internationally recognized courier service) to the Parties at the followings addresses (or to such other party or person and/or such other address as shall be specified by like notice from the party to which notice or other communication shall be given originally, provided, however, that such notice or a change of party and/or address shall be effective only upon receipt thereof):

     a)  if to Dialog4 to:
         Dialog4 System Engineering GmbH
         Attn.: Berthold Burkhardtsmaier
         Monreposstrasse 55
         D-71634 Ludwigsburg
         Fax: + 49 - 7141 - 22667

     b)  if to CS to:
         CRL Systems, Inc.
         Attn.: Charles Jayson Brentlinger
         1525 Alvarado Street
         San Leandro, CA 94577, USA
         Fax: + 1 - 510 - 351 3323

     c)  if to the Guarantor to: Circuit Research Labs, Inc.
         Attn.: Charles Jayson Brentlinger
         2522 West Geneva
         Tempe, Arizona 85282, USA
         Fax: + 1 - 602 - 438 8227

In WITNESS WHEREOF, the parties have executed this Agreement as of the date hereafter written:


Ludwigsburg, November 16, 2001



/s/ Berthold Burkhardtsmaier             /s/ Charles Jayson Brentlinger
-------------------------------          -------------------------------
Dialog4 System Engineering GmbH          Circuit Research Labs, Inc.
by: Berthold Burkhardtsmaier             by: Charles Jayson Brentlinger
Managing Director                        President



/s/ Berthold Burkhardtsmaier             /s/ Charles Jayson Brentlinger
-------------------------------          -------------------------------
Berthold Burkhardtsmaier                 CRL Systems, Inc.
                                         by: Charles Jayson Brentlinger
                                         President



/s/ Cornelia Burkhardtsmaier
-------------------------------
Cornelia Burkhardtsmaier






-------------------------------
Friedrich Maier